                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                  Schedule 13G
                   Under the Securities Exchange Act of 1934

                         Great Financial Corporation
______________________________________________________________________________
                                (Name of Issuer)

                                 Common Stock
______________________________________________________________________________
                         (Title of Class of Securities)

                                  390516102
______________________________________________________________________________
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement X CUSIP No. 390516102

    1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons
           PNC Bank Corp.  25-143-5979


    2)   Check the Appropriate Box if a Member of a Group (See Instructions)
         a)
         b)

    3)   SEC USE ONLY


    4)   Citizenship or Place of Organization Pennsylvania


  Number of Shares             5) Sole Voting Power                   2,119,211
  Beneficially Owned
  By Each Reporting
  Person With                  6) Shared Voting Power                         0


                               7) Sole Dispositive Power                713,650


                               8) Shared Dispositive Power            1,322,500


    9)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      2,119,211


   10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


   11) Percent of Class Represented by Amount in Row (9)                  12.82


   12) Type of Reporting Person (See Instructions)                           HC

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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                  Schedule 13G
                   Under the Securities Exchange Act of 1934

                         Great Financial Corporation
______________________________________________________________________________
                                (Name of Issuer)

                                 Common Stock
______________________________________________________________________________
                         (Title of Class of Securities)

                                  390516102
______________________________________________________________________________
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement X CUSIP No. 390516102

    1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons
           PNC Bancorp, Inc.  51-0326854


    2)   Check the Appropriate Box if a Member of a Group (See Instructions)
         a)
         b)

    3)   SEC USE ONLY


    4)   Citizenship or Place of Organization Delaware


  Number of Shares             5) Sole Voting Power                   2,119,211
  Beneficially Owned
  By Each Reporting
  Person With                  6) Shared Voting Power                         0


                               7) Sole Dispositive Power                713,650


                               8) Shared Dispositive Power            1,322,500


    9)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      2,119,211


   10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


   11) Percent of Class Represented by Amount in Row (9)                  12.82


   12) Type of Reporting Person (See Instructions)                           HC

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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                  Schedule 13G
                   Under the Securities Exchange Act of 1934

                         Great Financial Corporation
______________________________________________________________________________
                                (Name of Issuer)

                                 Common Stock
______________________________________________________________________________
                         (Title of Class of Securities)

                                  390516102
______________________________________________________________________________
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement X CUSIP No. 390516102

    1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons
           PNC Bank, Kentucky, Inc. 61-0191580


    2)   Check the Appropriate Box if a Member of a Group (See Instructions)
         a)
         b)

    3)   SEC USE ONLY


    4)   Citizenship or Place of Organization Kentucky


  Number of Shares             5) Sole Voting Power                   2,119,011
  Beneficially Owned
  By Each Reporting
  Person With                  6) Shared Voting Power                         0


                               7) Sole Dispositive Power                713,650


                               8) Shared Dispositive Power            1,322,500


    9)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      2,119,011


   10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


   11) Percent of Class Represented by Amount in Row (9)                  12.82


   12) Type of Reporting Person (See Instructions)                           BK

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   Item 1(a) - Name of Issuer:
   Great Financial Corp.

   Item 1(b) - Address of Issuer's Principal Executive Offices:
   One Financial Square, Louisville, Kentucky 40202-3322

   Item 2(a) - Name of Person Filing:
   PNC Bank Corp.; PNC Bancorp, Inc.; PNC Bank, Kentucky, Inc.


   Item 2(b) - Address of Principal Business Office, or if None, Residence:

   PNC Bank Corp., Fifth Avenue and Wood Street, Pittsburgh, Pennsylvania 15222

   PNC Bancorp, Inc., 222 Delaware Avenue, Wilmington, Delaware 19899

   PNC Bank, Kentucky, Inc., 500 West Jefferson Street, Louisville,
   Kentucky 40296

   Item 2(c) - Citizenship:

   PNC Bank Corp. - Pennsylvania

   PNC Bancorp, Inc. - Delaware

   PNC Bank, Kentucky, Inc. - Kentucky

   Item 2(d) - Title of Class of Securities:
   Common Stock

   Item 2(e) - CUSIP No.:
   390516102

   Item 3 - Statement Filed Pursuant to Rule 13d-1(b) or Rule 13d-2(b):

   PNC Bank Corp. - HC

   PNC Bancorp, Inc. - HC (wholly owned subsidiary of PNC Bank Corp.)

   PNC Bank, Kentucky, Inc. - BK (wholly owned subsidiary of PNC Bancorp, Inc.)



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   Item 4 - Ownership:
      (a) Amount Beneficially Owned:
                                                                       2,119,211
      (b) Percent of Class:
                                                                           12.82
      (c) Number of shares to which such person has:
          (i) sole power to vote or to direct the vote                 2,119,211
          (ii) shared power to vote or to direct the vote                      0
          (iii) sole power to dispose or to direct the disposition of    713,650
          (iv) shared power to dispose or to direct the disposition of 1,322,500

   Item 5 - Ownership of Five Percent or Less of a Class:
                                                                           N/A
   Item 6 - Ownership of More than Five Percent on Behalf of
            Another Person:

            Substantially all of the shares held by PNC Bank, Kentucky, Inc. ("PNC-KY") are held by PNC-KY in a trustee capacity relating to various employee benefit plans. Of the shares held in trusts, certain other persons as provided in the trust documents may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares. Eight hundred fifty nine thousand six hundred and twenty-five (859,625) shares are subject to the Great Financial Bank, FSB Employee Stock Ownership Plan, of which PNC-KY serves as trustee.

   Item 7 - Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
            Holding Company:

   Included are the following subsidiaries of PNC Bank Corp. - HC:

   PNC Bancorp, Inc. - HC (wholly owned subsidiary of PNC Bank Corp.)

   PNC Bank, Kentucky, Inc. - BK (wholly owned subsidiary of PNC Bancorp, Inc.)

   PNC Bank, Ohio, National Association - BK (wholly owned subsidiary of PNC Bancorp, Inc.)

   Item 8 - Identification and Classification of Members of the Group:
                                                                           N/A

   Item 9 - Notice of Dissolution of Group:
                                                                           N/A



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     Item 10 - Certification.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


     Signature.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     February 14, 1995
     _____________________________________________________________________
     Date

     /s/ William F. Strome
     _____________________________________________________________________
     Signature - PNC Bank Corp.


     William F. Strome, Senior Vice President
     _____________________________________________________________________
     Name/Title



     February 14, 1995
     _____________________________________________________________________
     Date


     /s/ Paul L. Audet
     _____________________________________________________________________
     Signature - PNC Bancorp, Inc.


     Paul L. Audet, Vice President
     _____________________________________________________________________
     Name/Title



     February 14, 1995
     _____________________________________________________________________
     Date

     /s/ Donald L. Asfahl
     _____________________________________________________________________
     Signature - PNC Bank, Kentucky

     Donald L. Asfahl, Chief Investment Officer and Senior Vice President
     _____________________________________________________________________
     Name/Title -


                 See Agreement Attached as Exhibit A

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                                  AGREEMENT                           EXHIBIT A

                               February 9, 1995

        The undersigned hereby agree to file a joint statement on Schedule 13G under the Securities Exchange Act of 1934 (the "Act") in connection with their beneficial ownership of common stock issued by Great Financial Corporation.

        Each of the undersigned states that it is entitled to individually use
Schedule 13G pursuant to Rule 13d-1(c) of the Act.

        Each of the undersigned is responsible for the timely filing of the statement and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein but none is responsible for the completeness or accuracy of the information concerning the others.

                          PNC BANK CORP.


                          BY:  /s/ William F. Strome
                              ________________________________________
                               William F. Strome, Senior Vice President


                          PNC BANCORP, INC.


                          BY:  /s/ Paul L. Audet
                              ________________________________________
                               Paul L. Audet, Vice President


                          PNC BANK, KENTUCKY, INC.


                          BY:  /s/ Donald L. Asfahl
                              ________________________________________
                               Donald L. Asfahl, Chief Investment Officer
                                 and Senior Vice President